Exhibit 99.1

Voting Results of 2016 Annual General Meeting

At Alibaba Group Holding Limited’s (the “Company”) annual general meeting of shareholders held on October 18, 2017 (the “AGM”), the Company’s shareholders elected each of JackYun Ma, Masayoshi Son and Walter Teh Ming Kwauk to serve as Group III director until the Company’s 2020 annual general meeting, or until their successors are duly elected or appointed.  The shareholders also ratified the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2018.

A total of 2,469,512,708 ordinary shares, including those underlying American depositary shares (“ADSs”), representing 96.3% of the ordinary shares issued and outstanding as of August 18, 2017, the record date, were present in person or by proxy at the AGM.  The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Election of Directors
Jack Yun Ma (Group III)	2,224,863,941	90.09%	237,903,836	9.63%	6,744,931	0.27%
Masayoshi Son (Group III)	2,163,597,459	87.61%	301,786,556	12.22%	4,128,693	0.17%
Walter Teh Ming Kwauk (Group III)	2,384,808,847	96.57%	81,750,296	3.31%	2,953,565	0.12%
Ratification of appointment of Pricewaterhouse Coopers as Independent Registered Public Accounting Firm for Fiscal Year 2018	2,465,418,101	99.83%	3,381,548	0.14%	713,059	0.03%

Maggie Wei Wu, as the person designated by the Company, was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the ordinary shares underlying approximately 431.1 million ADSs for which no voting instructions were given by the holders, and she exercised the discretionary proxy to vote in favor of each of the proposals submitted for shareholder approval at the AGM.